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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the year ended December 31, 2025

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______ to _______

Commission file number: 001-37757

ADIENT US LLC SAVINGS AND INVESTMENT (401k) PLAN
AVANZAR INTERIOR TECHNOLOGIES, LTD. SAVINGS AND INVESTMENT (401k) PLAN
BRIDGEWATER INTERIORS, LLC SAVINGS AND INVESTMENT (401k) PLAN
ADIENT PRODUCTION EMPLOYEES SAVINGS AND INVESTMENT (401k) PLAN

Adient US LLC
49200 Halyard Drive
Plymouth, MI 48170

(Full title of the plans and the address of the plans, if different from that of the issuer named below)

Adient plc
25 North Wall Quay
Dublin 1, Ireland D01 H104

(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

_________________________________________________________________________________
_________________________________________________________________________________

Adient US LLC Defined Contribution Plans
Financial Statements and Supplemental Schedules
Year Ended December 31, 2025

Report of Independent Registered Public Accounting Firm - BDO USA, P.C.

To Plan Participants and Employee Benefits Policy Committee

Adient US LLC Savings and Investment (401k) Plan
Avanzar Interior Technologies, Ltd. Savings and Investment (401k) Plan
Bridgewater Interiors, LLC Savings and Investment (401k) Plan
Adient Production Employees Savings and Investment (401k) Plan
Plymouth, Michigan
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the Adient US LLC Savings and Investment (401k) Plan; Avanzar Interior Technologies, Ltd. Savings and Investment (401k) Plan; Bridgewater Interiors, LLC Savings and Investment (401k) Plan; and Adient Production Employees Savings and Investment (401k) Plan (collectively, the “Plans”) as of December 31, 2025, the related statements of changes in net assets available for benefits for the year ended December 31, 2025, and the related notes (collectively, the “2025 financial statements”). In our opinion, the 2025 financial statements present fairly, in all material respects, the net assets available for benefits of the Plans as of December 31, 2025, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These 2025 financial statements are the responsibility of the Plans’ management. Our responsibility is to express an opinion on the Plans’ 2025 financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plans in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the 2025 financial statements are free of material misstatement, whether due to error or fraud. The Plans are not required to have, nor were we engaged to perform, an audit of the Plans’ internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plans’ internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risk of material misstatement of the 2025 financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the 2025 financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by the Plans’ management, as well as evaluating the overall presentation of the 2025 financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental Information
The supplemental information in the accompanying ERISA-required Supplemental Schedule H, line 4i- Schedule of Assets (Held at End of Year) as of December 31, 2025 for Adient US LLC Savings and Investment (401k) Plan; Avanzar Interior Technologies, Ltd. Savings and Investment (401k) Plan; Bridgewater Interiors, LLC Savings and Investment (401k) Plan; and Adient Production Employees Savings and Investment (401k) Plan have been subjected to audit procedures performed in conjunction with the audits of the Plans’ 2025 financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the 2025 financial statements but included supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plans’ management. Our audit procedures included determining whether the supplemental information reconciles to the 2025 financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the 2025 financial statements as a whole.
/s/ BDO USA, P.C.
We have served as the Plans' auditor since 2026.
Troy, Michigan
June 25, 2026

Report of Independent Registered Public Accounting Firm - Plante & Moran, PLLC

To the Plan Administrator and Plan Participants

Adient US LLC Savings and Investment (401k) Plan
Avanzar Interior Technologies, Ltd. Savings and Investment (401k) Plan
Bridgewater Interiors, LLC Savings and Investment (401k) Plan
Adient Production Employees Savings and Investment (401k) Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Adient US LLC Savings and Investment (401k) Plan; Avanzar Interior Technologies, Ltd. Savings and Investment (401k) Plan; Bridgewater Interiors, LLC Savings and Investment (401k) Plan; and Adient Production Employees Savings and Investment (401k) Plan (collectively, the “Plans”) as of December 31, 2024 (collectively referred to as the “financial statements”). In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets of the Plans as of December 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The Plans’ management is responsible for these financial statements. Our responsibility is to express an opinion on the Plans’ financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (the “PCAOB”) and are required to be independent with respect to the Plans in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plans are not required to have, nor were we engaged to perform, audits of their internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plans’ internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Plante & Moran, PLLC

We have served as the Plans' auditor from 2018 through June 2025.

Southfield, Michigan
June 25, 2026

Adient US LLC Defined Contribution Plans
Statements of Net Assets Available for Benefits
December 31, 2025

	ADIENT US LLC SAVINGS AND INVESTMENT (401k) PLAN	AVANZAR INTERIOR TECHNOLOGIES, LTD. SAVINGS AND INVESTMENT (401k) PLAN	BRIDGEWATER INTERIORS, LLC SAVINGS AND INVESTMENT (401k) PLAN	ADIENT PRODUCTION EMPLOYEES SAVINGS AND INVESTMENT (401k) PLAN
Assets
Participant-directed investments
Plans' interest in Adient US LLC Defined Contribution Master Trust for Employee Savings Plans (Note 3)	$1,035,198,839	$33,444,775	$86,224,641	$29,495,877

Receivables
Employer contributions	—	3,436,947	5,881,844	1,286,410
Notes receivable from participants	19,299,419	1,554,545	3,699,693	1,737,871
Total receivables	19,299,419	4,991,492	9,581,537	3,024,281
Net assets available for benefits	$1,054,498,258	$38,436,267	$95,806,178	$32,520,158

See the notes to the financial statements.

Adient US LLC Defined Contribution Plans
Statements of Net Assets Available for Benefits
December 31, 2024

	ADIENT US LLC SAVINGS AND INVESTMENT (401k) PLAN	AVANZAR INTERIOR TECHNOLOGIES, LTD. SAVINGS AND INVESTMENT (401k) PLAN	BRIDGEWATER INTERIORS, LLC SAVINGS AND INVESTMENT (401k) PLAN	ADIENT PRODUCTION EMPLOYEES SAVINGS AND INVESTMENT (401k) PLAN
Assets
Participant-directed investments
Plans' interest in Adient US LLC Defined Contribution Master Trust for Employee Savings Plans (Note 3)	$935,164,179	$28,729,869	$74,225,905	$26,343,400

Receivables
Employer contributions	—	3,250,127	5,452,489	1,737,740
Notes receivable from participants	18,412,758	1,553,247	3,970,715	1,720,969
Total receivables	18,412,758	4,803,374	9,423,204	3,458,709
Net assets available for benefits	$953,576,937	$33,533,243	$83,649,109	$29,802,109

See the notes to the financial statements.

Adient US LLC Defined Contribution Plans
Statements of Changes in Net Assets Available for Benefits
Year Ended December 31, 2025

	ADIENT US LLC SAVINGS AND INVESTMENT (401k) PLAN	AVANZAR INTERIOR TECHNOLOGIES, LTD. SAVINGS AND INVESTMENT (401k) PLAN	BRIDGEWATER INTERIORS, LLC SAVINGS AND INVESTMENT (401k) PLAN	ADIENT PRODUCTION EMPLOYEES SAVINGS AND INVESTMENT (401k) PLAN

Additions
Plan's interest in Adient US LLC Defined Contribution Master Trust for Employee Savings Plans investment income (Note 3)	$146,558,770	$4,933,813	$12,867,223	$4,393,912
Interest on notes receivable from participants	1,342,003	115,090	274,549	119,986
Contributions:
Participants	33,574,126	2,828,476	4,608,002	1,194,173
Participant rollovers	2,134,092	103,822	64,076	67,665
Employer	24,880,804	3,436,947	5,881,844	1,286,410
Total additions	208,489,795	11,418,148	23,695,694	7,062,146

Deductions
Distributions and withdrawals	$106,702,160	$6,426,434	$11,387,528	$4,243,351
Administrative expenses	866,314	88,690	151,097	100,746
Total deductions	107,568,474	6,515,124	11,538,625	4,344,097

Net increases	100,921,321	4,903,024	12,157,069	2,718,049

Net assets available for benefits, beginning of year	953,576,937	33,533,243	83,649,109	29,802,109
Net assets available for benefits, end of year	$1,054,498,258	$38,436,267	$95,806,178	$32,520,158

See the notes to the financial statements.

Adient US LLC Defined Contribution Plans
Notes to the Financial Statements
December 31, 2025

Note 1 - Description of the Plans

The accompanying financial statements include employee savings plans of Adient US LLC (the “Company”) or its affiliates that participate in the Adient US LLC Defined Contribution Master Trust for Employee Savings Plans (the “Master Trust”).

The following description of the Adient US LLC Savings and Investment (401k) Plan, the Avanzar Interior Technologies, Ltd. Savings and Investment (401k) Plan, the Bridgewater Interiors, LLC Savings and Investment (401k) Plan, and the Adient Production Employees Savings and Investment (401k) Plan (collectively the "Plans") provide only general information. The Plans include provisions for voting shares of Adient plc (“Adient”) stock. Participants should refer to the respective Plan Document for a more complete description of each of the Plans' provisions.

The Plans are subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Adient US LLC is a wholly-owned subsidiary of Adient plc. The Plans are administered by the Adient Employee Benefit Policy Committee.

Adient US LLC Savings and Investment (401k) Plan (“ASIP”)

General - The ASIP is a defined contribution plan adopted effective July 1, 2016 for participation by eligible employees of the Company.

Contributions - Participants can generally defer an amount up to fifty percent (50%) of their gross annual compensation as contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contributions plans (rollover).

The ASIP provides participants a safe-harbor matching contribution, and the Company may also make discretionary matching contributions on behalf of the participants based on specific eligibility rules as listed in their benefit schedule and the ASIP plan document. Matching contributions are based on the participant's location or position as outlined in the ASIP plan document. No discretionary matching contribution was provided for the years ended December 31, 2025 and 2024. Participants are eligible for a Company fixed contribution equal to 2% of the participant's eligible compensation which is paid each pay period. Eligibility for the Company fixed contribution is dependent upon the participant's location.

Avanzar Interior Technologies, Ltd. Savings and Investment (401k) Plan (“AVSIP”)

General - The AVSIP is a defined contribution plan adopted effective September 1, 2005 for participation by eligible employees of Avanzar Interior Technologies, Ltd. (“Avanzar”). The AVSIP is sponsored by Avanzar, a consolidated subsidiary of Adient plc.

Contributions - Participants can generally defer an amount up to twenty-five percent (25%) of their gross annual compensation as contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contributions plans (rollover).

Participants are automatically eligible to receive an employer contribution to the AVSIP, calculated as a percentage of eligible compensation based on the participant’s age and years of service. In addition, Avanzar may make matching contributions to the AVSIP ranging from 0% to 100% of a participant’s contributions, up to 6% of eligible compensation, at Avanzar’s discretion. For 2025, Avanzar provided a matching contribution equal to 100% of participant contributions, up to 6% of compensation.

Bridgewater Interiors, LLC Savings and Investment (401k) Plan (“BSIP”)

General - The BSIP is a defined contribution plan adopted effective January 1, 1999 for participation by eligible employees of Bridgewater Interiors, LLC (“Bridgewater”). The BSIP is sponsored by Bridgewater, a consolidated subsidiary of Adient plc.

Adient US LLC Defined Contribution Plans
Notes to the Financial Statements
December 31, 2025

Contributions - Participants can generally defer an amount up to fifty percent (50%) of their gross annual compensation as contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contributions plans (rollover).

Participants are automatically eligible to receive an employer contribution to the BSIP equal to 3% of each participant’s eligible compensation. In addition, Bridgewater may make matching contributions to the BSIP at an amount between 0% and 100% of each participant’s eligible earnings up to 6% of compensation, as determined in Bridgewater’s discretion. During 2025, Bridgewater matching contributions were equal to 90% of a participant’s contributions up to 6% of compensation.

Adient Production Employees Savings and Investment (401k) Plan (“APSIP”)

General - The APSIP is a defined contribution plan adopted effective September 1, 1998 for participation by eligible Company production employees at designated facilities.

Contributions - Participants can generally defer an amount up to twenty-five percent (25%) of their gross annual compensation as contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contributions plans (rollover).

The Company may make matching contributions to the APSIP on behalf of the participants based on specific eligibility rules as listed in their benefit schedule and the APSIP plan document. Matching contributions are based on the participant's location as outlined in the APSIP plan document. A participant may also be eligible to receive a RIC from the Company. The RIC is computed based on the participant's location and is generally based on a percentage of eligible compensation.

Participant Accounts - Participant recordkeeping is performed by Fidelity Workplace Services. Participant and employer contributions are deposited in the investment funds of the participant's choice. Each participant's account is increased with investment earnings and reduced by distributions, loans, expenses and investment losses. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account. Participants may reallocate their account balances among the available investment funds at any time in increments of one percent (1%). However, participants can reallocate deposits out of the Fixed Income Fund no more than once each calendar quarter in order to maximize the rate of return for that fund.

Vesting - Participants are immediately vested in their own contributions plus actual earnings (losses) thereon. A participant's interest in employer contributions plus actual earnings (losses) thereon vest in accordance with vesting requirements specified within their benefit schedule and respective plan document, generally over a two to five-year period. A participant becomes fully vested on termination of service due to death, total and permanent disability or retirement. To become fully vested upon retirement, the participant must have attained 65 years of age or 55 years of age with ten years of service.

Forfeiture - If employment terminates other than by reason of retirement, death or total and permanent disability and the participant is not reemployed by the respective Plan sponsor or its affiliates within 6 consecutive years of that date or receives a distribution of the vested portion, the participant's interest in the non-vested portion of the employer contributions is forfeited. Forfeited amounts in each respective plan are generally used to reduce future employer contributions to the respective plan.

Payment of Benefits - On termination of service, a participant may elect to receive a lump-sum amount equal to the value of the participant's interest in his or her account. Activity for any participants who have elected to receive dividends on Adient ordinary shares paid in the form of cash instead of purchasing additional shares is reported as distributions in the statements of changes in net assets available for benefits. There were no such cash dividends paid during 2025. In-service withdrawals of vested Company matching contributions and participant contributions are permissible for participants who are at least 59.5 years of age. They are also allowed for hardships, as per the requirements in each respective plan document. Rollovers are always available for in-service withdrawals. In-service distributions are allowed upon total and permanent disability. Under the ASIP, in-service withdrawals can be made at any time from after-tax contributions.

Adient US LLC Defined Contribution Plans
Notes to the Financial Statements
December 31, 2025

Notes Receivable from Participants (Loans) - Participants may borrow from their accounts a minimum of $1,000 up to a maximum of $50,000 or fifty percent (50%) of their account balance, whichever is less. Loans are subject to certain limitations based on the respective Plan document. Only two loans per participant may be outstanding at any time. Each loan may be for a term up to five years. Regular payroll deductions are required to repay a loan. Each loan's interest rate is fixed at the prime rate at the beginning of the calendar quarter in which it is issued. At termination, participants may continue to make monthly loan payments until the balances of any loans are paid off. The notes receivable from participants are measured at their unpaid principal balances plus accrued but unpaid interest. At the time of borrowing, the assets of the participant are sold proportionally to finance the loan. Participant notes receivable are written off when deemed uncollectible.

Administrative Expenses - Certain administrative expenses are paid by the Plans, as allowed by Plan provisions, with all remaining expenses paid by the respective plan sponsor.

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation - The financial statements of the Plans are prepared on the accrual basis of accounting.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Master Trust - Contributions are invested in accordance with the participant's election in one or more investments, which are held in the Master Trust (See Note 3). The Plans’ interest in the Trust is stated at fair value and consists of an allocation of the Trust’s net assets that is based upon cumulative employer and employee contributions, net of benefits paid to terminated and retired participants, and allocations of the Trust’s investment income (loss).

Investment Valuation - All investments of the Master Trust, except the Fixed Income Fund, are stated at fair value. The Fixed Income Fund is a synthetic guaranteed investment contract (“synthetic GIC”) which is stated at contract value. The synthetic GIC is fully benefit responsive. Contract value, as reported to the Plans by Fidelity Fund and Investment Operations, represents contributions made under the contract, plus interest at the contract rate, less participant withdrawals and administrative expenses. Each of the Plans' allocated portion of the investments is equal to the beginning of the year value of the Plans' interest in the Master Trust, adjusted by the Plans' pro-rata share of the Master Trust expenses, plus actual contributions and investment income, less actual distributions, administrative expenses and investment losses. Investment income and losses are based on each participant's elected investment options, and administrative expenses are allocated to the individual plans based upon their pro-rata share in the investments of the Master Trust. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date. See Note 4 for further discussion of fair value measurements.

Transfer of Assets - The Plans permit the transfer of assets among investment options held by the Master Trust, subject to certain trading restrictions imposed on some of the investment options. The Plan also permits participants who transfer employment between eligible Adient-sponsored plans to transfer their account balances between such plans, in accordance with plan provisions. Transfers of account balances to plans sponsored by Avanzar Interior Technologies, Ltd. or Bridgewater Interiors, LLC are not permitted.

Contribution Receivable - Participant contributions and any related employer matching contributions are recognized in the period during which the Company makes the respective payroll deduction from the participant’s compensation. Non-elective/profit sharing contributions are recorded in the relevant period in accordance with the terms in the Plan document.

Investment Contracts - The Fixed Income Fund is a synthetic GIC which consists of wrap contracts paired with underlying investments owned by the Master Trust, including a common/collective trust fund that invests in short to intermediate-term fixed-income securities and a short-term investment fund. The Master Trust purchases wrapper contracts from insurance companies and financial institutions.

Adient US LLC Defined Contribution Plans
Notes to the Financial Statements
December 31, 2025

A synthetic GIC credits a stated interest rate. Investment gains and losses are amortized over the expected duration of the covered investments through the calculation of the interest rate on a prospective basis. The synthetic GIC provides for a variable crediting rate, which resets on a monthly basis and is calculated by Fidelity Fund and Investment Operations. The monthly crediting rate does not include the short-term investments (e.g., short-term interest fund) used for benefit-responsive events. The issuer of the wrap contract provides assurance that future adjustments to the crediting rate cannot result in a crediting rate less than zero. The actual interest rate of the fund is impacted by the current yield of the short-term investments.

The crediting rate is primarily based on the current yield-to-maturity of the covered investments, plus or minus amortization of the difference between the market value and contract value of the covered investments over the duration of the covered investments at the time of computation.

The crediting rate is most impacted by the change in the annual effective yield to maturity of the underlying securities, but is also affected by the differential between the contract value and the market value of the covered investments. This difference is amortized over the duration of the covered investments. Depending on the change in duration from reset period to reset period, the magnitude of the impact to the crediting rate of the contract to market difference is heightened or lessened.

Certain events limit the ability of the Master Trust to transact at contract value with the insurance companies and the financial institution issuers. Such events include the following: (i) material amendments to the plan documents (including complete or partial plan termination or merger with another plan); (ii) changes to the Plans' prohibition on competing investment options or deletion of equity wash provisions; (iii) bankruptcy of the plan sponsors or other plan sponsors' events (e.g., divestitures or spin-offs of a subsidiary) which cause a significant withdrawal from the Plans; (iv) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA; (v) any change in law, regulation, ruling, administrative or judicial position, or accounting requirement, applicable to the Fixed Income Fund or the Plans; or (vi) the delivery of any communication to plan participants designed to influence a participant not to invest in the Fixed Income Fund.

The plan administrator does not believe that the occurrence of any such event, which would limit the Master Trust’s ability to transact at contract value, is probable.

The wrap contracts generally impose conditions on both the Master Trust and the issuers. If an event of default occurs and is not cured, the non-defaulting party may terminate the contract. The following may cause the Master Trust to be in default: a breach of material obligation under the contract; a material misrepresentation; or a material amendment to the plan agreement. The issuer may be in default if it breaches a material obligation under the investment contract; makes a material misrepresentation; has a decline in its long-term credit rating below a threshold set forth in the contract; is acquired or reorganized and the successor issuer does not satisfy the investment or credit guidelines applicable to issuers. If, in the event of default of an issuer, the Master Trust were unable to obtain a replacement investment contract, withdrawing plans may experience losses if the value of the Master Trust’s assets no longer covered by the contract is below contract value. The Master Trust may seek to add additional issuers over time to diversify the Master Trust’s exposure to such risk, but there is no assurance the Master Trust may be able to do so. The combination of the default of an issuer and an inability to obtain a replacement agreement could render the Master Trust unable to achieve its objective of maintaining a stable contract value. The terms of an investment contract generally provide for settlement of payments only upon termination of the contract or total liquidation of the covered investments. Generally, payments will be made pro-rata, based on the percentage of investments covered by each issuer. Contract termination occurs whenever the contract value or market value of the covered investments reaches zero or upon certain events of default.

If the contract terminates due to issuer default (other than a default occurring because of a decline in its rating), the issuer will generally be required to pay to the Master Trust the excess, if any, of contract value over market value on the date of termination. If a wrap contract terminates due to a decline in the ratings of the issuer, the issuer may be required to pay to the Master Trust the cost of acquiring a replacement contract (i.e., replacement cost) within the meaning of the contract. If the contract terminates when the market value equals zero, the issuer will pay the excess of contract value over market value to the Master Trust to the extent necessary for the Master Trust to satisfy outstanding contract value withdrawal requests. Contract termination also may occur by either party upon election and notice.

Adient US LLC Defined Contribution Plans
Notes to the Financial Statements
December 31, 2025

Benefit Payments - Benefits are recorded when paid.

Risks and Uncertainties - The Plans' investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the values of investments, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

Note 3 - Master Trust

Employee benefit plans participating in the Master Trust as of December 31, 2025 and 2024 include the following defined contribution plans:

❑	Adient US LLC Savings and Investment (401k) Plan

❑	Avanzar Interior Technologies, Ltd. Savings and Investment (401k) Plan

❑	Bridgewater Interiors, LLC Savings and Investment (401k) Plan

❑	Adient Production Employees Savings and Investment (401k) Plan

All transfers to, withdrawals from or other transactions regarding the Master Trust shall be conducted in such a way that the proportionate interest in the Master Trust of each plan and the fair market value of that interest may be determined at any time.

A summary of the net assets of the Master Trust and dollar amounts of each plan's interest in the Master Trust as of December 31, 2025 is as follows:

	Master Trust Balances	Adient US LLC Savings and Investment (401k) Plan	Avanzar Interior Technologies, Ltd. Savings and Investment (401k) Plan	Bridgewater Interiors, LLC Savings and Investment (401k) Plan	Adient Production Employees Savings and Investment (401k) Plan
Investments - Fair Value:
Mutual Funds	$208,809,414	$197,259,487	$2,821,894	$7,439,109	$1,288,924
Employer Stock Fund:
Adient Ordinary Shares	18,307,947	16,339,201	378,293	1,431,029	159,424
Interest Bearing Cash	677,660	590,983	19,651	50,331	16,695
Other Common Stock	29,040,553	26,908,491	429,372	1,219,511	483,179
	256,835,574	241,098,162	3,649,210	10,139,980	1,948,222

Common/Collective Trust Funds	862,262,829	734,860,878	28,802,498	72,977,057	25,622,396
Total Investments at Fair Value	1,119,098,403	975,959,040	32,451,708	83,117,037	27,570,618

Investments - Contract Value:
Fixed Income Fund	65,265,729	59,239,799	993,067	3,107,604	1,925,259
Total Investments at Contract Value	65,265,729	59,239,799	993,067	3,107,604	1,925,259

Total Master Trust Net Assets	$1,184,364,132	$1,035,198,839	$33,444,775	$86,224,641	$29,495,877

Adient US LLC Defined Contribution Plans
Notes to the Financial Statements
December 31, 2025

A summary of the net assets of the Master Trust and dollar amounts of each plan's interest in the Master Trust as of December 31, 2024 is as follows:

	Master Trust Balances	Adient US LLC Savings and Investment (401k) Plan	Avanzar Interior Technologies, Ltd. Savings and Investment (401k) Plan	Bridgewater Interiors, LLC Savings and Investment (401k) Plan	Adient Production Employees Savings and Investment (401k) Plan
Investments - Fair Value:
Mutual Funds	$190,799,741	$179,990,258	$2,702,590	$6,891,703	$1,215,190
Employer Stock Fund:
Adient Ordinary Shares	16,442,846	14,684,088	425,565	1,212,520	120,673
Interest Bearing Cash	839,415	736,004	22,916	59,876	20,619
Other Common Stock	29,665,476	27,521,772	154,949	1,545,125	443,630
	237,747,478	222,932,122	3,306,020	9,709,224	1,800,112

Common/Collective Trust Funds	756,661,720	648,971,584	23,840,806	61,222,831	22,626,499
Total Investments at Fair Value	994,409,198	871,903,706	27,146,826	70,932,055	24,426,611

Investments - Contract Value:
Fixed Income Fund	70,054,155	63,260,473	1,583,043	3,293,850	1,916,789

Total Investments at Contract Value	70,054,155	63,260,473	1,583,043	3,293,850	1,916,789

Total Master Trust Net Assets	$1,064,463,353	$935,164,179	$28,729,869	$74,225,905	$26,343,400

During the year ended December 31, 2025, the Master Trust investment income was comprised of the following:

Net realized and unrealized gains	$143,696,862
Dividend, interest and other income	25,056,856
Net investment income	$168,753,718

Note 4 - Fair Value Measurements

Accounting standards require certain assets and liabilities to be reported at fair value in the financial statements and provide a framework for establishing that fair value. The framework for determining fair value is based on a hierarchy that prioritizes the inputs and valuation techniques used to measure fair value.

In determining fair value, various valuation techniques are utilized and observable inputs are prioritized. The availability of observable inputs varies from instrument and depends on a variety of factors including the type of instrument, whether the instrument is actively traded, and other characteristics particular to the transaction. For many financial instruments, pricing inputs are readily observable in the market, the valuation methodology used is widely accepted by market participants, and the valuation does not require significant management discretion. For other financial instruments, pricing inputs are less observable in the marketplace and may require management judgment.

The inputs used to measure fair value are assessed using a three-tier hierarchy based on the extent to which inputs used in measuring fair value are observable in the market. Level 1 inputs include quoted prices in active markets for identical

Adient US LLC Defined Contribution Plans
Notes to the Financial Statements
December 31, 2025

instruments and are the most observable. Level 2 inputs include quoted prices for similar assets and inputs such as interest rates and yield curves that are observable at commonly quoted intervals. Level 3 inputs are not observable in the market and include management's judgments about the assumptions market participants would use in pricing the asset. In instances where inputs used to measure fair value fall into different levels of the fair value hierarchy, fair value measurements in their entirety are categorized based on the lowest level input that is significant to the valuation. The Master Trust's assessment of the significance of particular inputs to these fair value measurements requires judgment and considers factors specific to each asset.

Following is a description of the valuation methodologies used to value the underlying investments in the Master Trust:

Mutual Funds and Common Stock - The fair value for Mutual Funds and Common Stock are determined by direct quoted market prices.

Employer Stock Fund - The Adient Stock Fund is comprised of Adient plc ordinary shares, except for a small portion of the fund that is invested in interest bearing cash to provide liquidity for daily activities. Adient plc ordinary shares are valued based on direct quoted market prices and interest bearing cash is based on outstanding balances.

Interest Bearing Cash - Interest bearing cash is considered a highly liquid cash equivalent and is valued at cost plus accrued interest which approximates fair value.

Common/Collective Trust Funds - Common/Collective Trust Funds are valued at the net asset value (“NAV”) provided by the administrator of the fund using the practical expedient approach and therefore are not assigned to a level in the hierarchy table. The NAV is based on the fair value of the underlying assets owned by the fund. The Common/Collective Trust Funds are not subject to restrictions regarding redemptions and there are no unfunded commitments to the funds.

Master Trust Assets measured at fair value on a recurring basis as of December 31, 2025 are as follows:

	Assets Measured at Fair Value at December 31, 2025
	Total	Level 1
Investments at Fair Value:
Mutual Funds	$208,809,414	$208,809,414
Adient Ordinary Shares	18,307,947	18,307,947
Other Common Stock	29,040,553	29,040,553
Interest Bearing Cash	677,660	677,660
Total investments at fair value	$256,835,574	$256,835,574

Investments Measured at NAV:
Common/Collective Trust Funds	862,262,829
Total Investments at NAV	862,262,829

Total Master Trust Investments at Fair Value	$1,119,098,403

Adient US LLC Defined Contribution Plans
Notes to the Financial Statements
December 31, 2025

Master Trust Assets measured at fair value on a recurring basis as of December 31, 2024 are as follows:

	Assets Measured at Fair Value at December 31, 2024
	Total	Level 1	Level 2
Investments at Fair Value:
Mutual Funds	$190,799,741	$190,799,741	$—
Adient Ordinary Shares	16,442,846	16,442,846	—
Other Common Stock	29,665,476	29,665,476	—
Interest Bearing Cash	839,415	—	839,415
Total investments at fair value	$237,747,478	$236,908,063	$839,415

Investments Measured at NAV:
Common/Collective Trust Funds	756,661,720
Total Investments at NAV	756,661,720

Total Master Trust Investments at Fair Value	$994,409,198

Note 5 - Tax Status

GAAP requires plan management to evaluate tax positions taken by the Plans and recognize a tax liability (or asset) if the Plans have taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service ("IRS"). The Plans are subject to routine audits by taxing jurisdictions; however, there are currently no IRS examinations for any tax periods in progress.

Adient US LLC Savings and Investment (401k) Plan

The IRS has determined and informed the Company by a letter dated May 5, 2014, that the ASIP is designed in accordance with applicable sections of the Internal Revenue code (“IRC”). The ASIP has been restated since receiving the determination letter. However, the Plan administrator believes the ASIPP is currently designed and being operated in compliance with the applicable requirement of the IRC. The Plan Sponsor believes it is no longer subject to income tax examinations for the years prior to 2022.

Avanzar Interior Technologies, Ltd. Savings and Investment (401k) Plan

The IRS has determined and informed the Company by a letter dated August 7, 2014, that the AVSIP is designed in accordance with applicable sections of the IRC. The AVSIP has been amended since receiving the determination letter. However, the Plan administrator believes that the AVSIP is currently designed and being operated in compliance with the applicable requirements of the IRC. The Plan Sponsor believes it is no longer subject to income tax examinations for years prior to 2022.

Bridgewater Interiors, LLC Savings and Investment (401k) Plan

The IRS has determined and informed the Company by a letter dated August 1, 2017, that the BSIP is designed in accordance with applicable sections of the IRC. The BSIP has been amended since receiving the determination letter. However, the Plan administrator believes that the BSIP is currently designed and being operated in compliance with the applicable requirements of the IRC. The Plan Sponsor believes it is no longer subject to income tax examinations for years prior to 2022.

Adient US LLC Defined Contribution Plans
Notes to the Financial Statements
December 31, 2025

Adient Production Employees Savings and Investment (401k) Plan

The IRS has determined and informed the Company by a letter dated February 9, 2012, that the APSIP is designed in accordance with applicable sections of the IRC. The APSIP has been amended since receiving the determination letter. However, the Plan administrator believes that the APSIP is currently designed and being operated in compliance with the applicable requirements of the IRC. The Plan Sponsor believes it is no longer subject to income tax examinations for years prior to 2022.

Note 6 - Plan Termination

Although it has not expressed any intent to do so, the Company has the right under each Plan to discontinue its contributions at any time and to terminate each Plan subject to the provisions of ERISA. In the event any of the Plans terminate, affected participants of the terminated Plan will become 100% vested in their accounts.

Note 7 - Related Party and Party-in-Interest Transactions

Transactions involving the Adient Stock Fund, notes receivable from participants and the investment funds administered by Fidelity Management Trust Company, or its affiliates, trustee of the Plans, are considered party-in-interest transactions. During 2025, there was approximately $2 million of purchases and $2 million of sales related to Adient plc ordinary shares of common stock in the Master Trust, which are considered to be related party transactions.

Adient US LLC Defined Contribution Plans
Notes to the Financial Statements
December 31, 2025

Note 8 - Reconciliation to Form 5500

The net assets available for benefits and the net increase in net assets available for benefits on the financial statements differ from Form 5500 due to the synthetic GIC held in the Master Trust being recorded at contract value on the financial statements and at fair value on Form 5500. A reconciliation of the net assets available for benefits on the financial statements to Form 5500 at December 31, 2025 and 2024, and a reconciliation of the net increase in net assets available for benefits on the financial statements to Form 5500 for the year ended December 31, 2025 is presented below:

	Adient US LLC Savings and Investment (401k) Plan	Avanzar Interior Technologies, Ltd. Savings and Investment (401k) Plan	Bridgewater Interiors, LLC Savings and Investment (401k) Plan	Adient Production Employees Savings and Investment (401k) Plan
Net assets available for benefits at December 31, 2025:
Per financial statements	$1,054,498,258	$38,436,267	$95,806,178	$32,520,158
Less: Synthetic GIC valuation difference	(1,007,046)	(36,707)	(91,495)	(31,057)
Per Form 5500	$1,053,491,212	$38,399,560	$95,714,683	$32,489,101

Net assets available for benefits at December 31, 2024:
Per financial statements	$953,576,937	$33,533,243	$83,649,109	$29,802,109
Less: Synthetic GIC valuation difference	(2,771,560)	(69,356)	(144,310)	(83,978)
Per Form 5500	$950,805,377	$33,463,887	$83,504,799	$29,718,131

Net increase in net assets available for benefits for the year ended December 31, 2025:
Per financial statements	$100,921,321	$4,903,024	$12,157,069	$2,718,049
Add: Synthetic GIC valuation difference	1,764,514	32,649	52,815	52,921
Per Form 5500	$102,685,835	$4,935,673	$12,209,884	$2,770,970

Note 9 - Subsequent Events

Management has evaluated subsequent events through the date that the financial statements were available to be issued, June 25, 2026, and determined that there were no subsequent events requiring disclosure in the financial statements.

Adient US LLC Defined Contribution Plans
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
Year Ended December 31, 2025
	(a) (b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Cost	Current value
Adient US LLC Savings and Investment (401k) Plan
Plan #001, EIN: 38-3380735

	* Participant loans	Participant notes receivable bearing interest rates of 3.25% - 8.50% maturing through 2032.	N/A	$19,299,419
*	Represents a party-in-interest

Adient US LLC Defined Contribution Plans
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2025
	(a) (b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Cost	Current value
Avanzar Interior Technologies, Ltd. Savings and Investment Plan (401k) Plan
Plan #001, EIN: 20-1818668

	* Participant loans	Participant notes receivable bearing interest at rates of 3.25% - 8.50% maturing through 2030.	N/A	$1,554,545
*	Represents a party-in-interest

Adient US LLC Defined Contribution Plans
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2025
	(a) (b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Cost	Current value
Bridgewater Interiors, LLC Savings and Investment (401k) Plan
Plan #002, EIN: 38-3406010

	* Participant loans	Participant notes receivable bearing interest rates of 3.25% - 8.50% maturing through 2030.	N/A	$3,699,693

*	Represents a party-in-interest

Adient US LLC Defined Contribution Plans
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2025
	(a) (b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Cost	Current value
Adient Production Employees Savings and Investment (401k) Plan
Plan #003, EIN: 38-3380735

	* Participant loans	Participant notes receivable bearing interest rates of 3.25% - 8.50% maturing through 2030.	N/A	$1,737,871

*	Represents a party-in-interest

Adient US LLC Defined Contribution Plans
Exhibit Index

Exhibit No.	Description

23.1	Consent of BDO USA, P.C. (Adient US LLC Savings and Investment (401k) Plan)

23.2	Consent of BDO USA, P.C. (Avanzar Interior Technologies, Ltd. Savings and Investment (401k) Plan)

23.3	Consent of BDO USA, P.C. (Bridgewater Interiors, LLC Savings and Investment (401k) Plan)

23.4	Consent of BDO USA, P.C. (Adient Production Employees Savings and Investment (401k) Plan)

23.5	Consent of Plante & Moran, PLLC (Adient US LLC Savings and Investment (401k) Plan)

23.6	Consent of Plante & Moran, PLLC (Avanzar Interior Technologies, Ltd. Savings and Investment (401k) Plan)

23.7	Consent of Plante & Moran, PLLC (Bridgewater Interiors, LLC Savings and Investment (401k) Plan)

23.8	Consent of Plante & Moran, PLLC (Adient Production Employees Savings and Investment (401k) Plan)

Adient US LLC Defined Contribution Plans
Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ADIENT US LLC SAVINGS AND INVESTMENT (401k) PLAN

June 25, 2026	By: /s/ Christine Patten
Christine Patten
Vice President Global Compensation and Benefits
Adient plc

AVANZAR INTERIOR TECHNOLOGIES, LTD. SAVINGS AND INVESTMENT (401k) PLAN

June 25, 2026	By: /s/ Christine Patten
Christine Patten
Vice President Global Compensation and Benefits
Adient plc

BRIDGEWATER INTERIORS, LLC SAVINGS AND INVESTMENT (401k) PLAN

June 25, 2026	By: /s/ Christine Patten
Christine Patten
Vice President Global Compensation and Benefits
Adient plc

ADIENT PRODUCTION EMPLOYEES SAVINGS AND INVESTMENT (401k) PLAN

June 25, 2026	By: /s/ Christine Patten
Christine Patten
Vice President Global Compensation and Benefits
Adient plc